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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25


                                                Commission File Number 0-21042


                         NOTIFICATION OF LATE FILING


        (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
                     [ ] Form N-SAR

        For Period Ended: December 31, 1996

[] Transition Report on Form 10-K         [] Transition Report on Form 10-Q
[] Transition Report on Form 20-F         [] Transition Report on Form N-SAR
[] Transition Report on Form 11-K

        For the Transition Period Ended:______________________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________
______________________________________________________________________________


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: MOLTEN METAL TECHNOLOGY, INC.
Former name if applicable:____________________________________________________

Address of principal executive office (Street and number): 400-2 Totten Pond
Road
City, state and zip code: Waltham, Massachusetts 02154


                                   PART II
                           RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. See Exhibit A attached hereto.





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                                   PART III
                                   NARRATIVE



        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        Because of its significance to the registrant's business, the financial statements of M4 Environmental L.P. ("M4"), a joint venture between the registrant and Lockheed Martin Corporation, were filed as a schedule to the registrant's Annual Report on Form 10-K for the year ended December 31, 1995. M4's financial statements also will be required to be filed as a schedule to the registrant's Annual Report on Form 10-K for the year ended December 31, 1996. By letter dated March 6, 1997, Coopers & Lybrand L.L.P., the previous accountants for M4, informed M4 that they were resigning as M4's accountants effective as of that date. Coopers & Lybrand's audit reports for the period from inception (August 1994) through the date of resignation did not contain any adverse opinions or qualifications, and there had not been any disagreements or reportable events (within the meaning of Item 304 of Regulation S-K) between M4 and Coopers & Lybrand during such period. On March 27, 1997, M4 engaged Price Waterhouse LLP as its independent accountants to audit M4's financial statements. Price Waterhouse, which also serves as the registrant's independent accountants, has informed the registrant that it will be unable to complete its audit of M4's financial statements prior to the March 31, 1997 filing date for the registrant's Form 10-K. Because of M4's significance to the registrant, the audit of the registrant's financial statements cannot be completed until the audit of M4's financial statements is completed. In addition, the registrant and M4 are in the process of reassessing the value of certain of their fixed assets. The registrant and M4 expect to retain an independent expert to assist in this reassessment. The financial statements of the registrant and M4 cannot be completed until this reassessment of value is completed. As a result,the registrant will be unable, without unreasonable effort or expense, to file its Form 10-K for the year ended December 31, 1996 by the required March 31, 1997 filing date.


                                   PART IV
                              OTHER INFORMATION



        (1) Name and telephone number of person to contact in regard to this notification

    Ethan E. Jacks                                   617        487-7626
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        (Name)                                   (Area Code) (Telephone Number)


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ ] Yes     [X] No
Form 8-K dated January 2, 1997

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes     [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The registrant expects its 1996 results of operations to be materially lower than 1995's results of operations, primarily due to the potential reassessment of value of certain fixed assets and disputes pertaining to receivables from M4 totaling $4.965 million. Because of the uncertainty surrounding the amount of potential reassessment of value of certain fixed assets and the resolution of the dispute regarding receivables, a reasonable estimate of 1996 results of operations cannot be made at this time.






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                        MOLTEN METAL TECHNOLOGY, INC.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1997                     By: /S./ Ethan E. Jacks
                                            -----------------------------------
                                        Ethan E. Jacks
                                        Vice President and
                                        General Counsel